ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

ING Map Plus NPSM

Supplement dated September 3, 2010 to the Contract Prospectus dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1.    The following is added to the cover of your Current Contract Prospectus:

The contract may include a transferred asset benefit (TAB) option.  If this option is available and selected by the contract holder, the expenses for the contract may be higher than the expenses for the contract without the TAB and the amount of the TAB may be offset by the additional charges associated with the TAB.

2.    Effective September 27, 2010 (or upon state regulatory approval, whichever is later), the Maximum Transferred Asset Benefit (TAB) charge will be raised to 1.00%. Accordingly, the maximum charge for the TAB option and related footnote and the Maximum Total Separate Account Annual Charges under the Separate Account Annual Expenses subheading in the Fee Table section on page 6 of the Contract Prospectus are deleted and replaced with the following:

Maximum Daily Asset Charge3                                      1.75%

Maximum Subaccount Administrative Adjustment

    Charge4                                                                         0.80% (on certain funds)

Maximum Transferred Asset Benefit Charge5             1.00%

Maximum Total Separate Account Annual Charges     3.55%

3   This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See “Fees - Daily Asset Charge.” During the income phase the charge is 1.25% on an annual basis. See “The Income Phase - Charges Deducted.”

4   The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. See “Fees - Subaccount Administrative Adjustment Charge.”

5   This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. For contracts issued prior to September 27, 2010 (or upon state regulatory approval of the maximum 1.00% charge, whichever is later), the maximum transferred asset benefit charge was 0.50%. This charge will apply for a maximum of 7 years from the date the contract is issued, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit. For example, if your participation in the contract begins after the transferred asset benefit is allocated to the contract, you will be subject to the transferred asset benefit charge even though you did not receive any of the transferred asset benefit.

3.    The hypothetical examples shown on page 7 of the Contract Prospectus are deleted and replaced with the following to reflect the revised Maximum Total Separate Account Annual Charges.

Example 1:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$1,002	$2,006	$2,910	$4,878	$502	$1,507	$2,510	$4,878

X.109860-10C	Page 1 of 2	September 2010

Example 2:

(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$913	$1,750	$2,499	$4,105	$408	$1,236	$2,080	$4,105

4.    The first sentence of the second paragraph under the Transferred Asset Benefit Option subheading on page 16 of the Contract Prospectus is deleted and replaced with the following:

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), and a reduction in the Fixed Plus Account II interest credited rate not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the transferred asset benefit charge and decrease in the interest credited rate even though you did not receive any of the TAB.

5.    The following replaces the “Maximum Amount” subsection of the Transferred Asset Benefit Charge section on page 22 of the Contract Prospectus:

        Maximum Amount. 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later).

6.    The second sentence of the second paragraph under the Interest Rates subheading in Appendix I on page 46 of the Contract Prospectus is deleted and replaced with the following:

In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), for a period not to exceed 7 years. This decrease in the credited interest rate will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the decrease in the interest credited rate even though you did not receive any of the TAB.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.

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